EXHIBIT 12.01

EASTMAN CHEMICAL COMPANY AND SUBSIDIARIES

Computation of Ratios of Earnings to Fixed Charges

	First Quarter
(Dollars in millions)	2009	2008

Earnings from continuing operations before income taxes (1)	$2	$153
Add:
Interest expense	21	26
Appropriate portion of rental expense (2)	4	5
Amortization of capitalized interest	3	2
Earnings as adjusted	$30	$186

Fixed charges:
Interest expense	21	26
Appropriate portion of rental expense (2)	4	5
Capitalized interest	11	5
Total fixed charges	$36	$36

Ratio of earnings to fixed charges	(A)	5.2

(1)
Because the Company has exited the PET business in the European region, results related to sales of PET products manufactured at the Spain, the Netherlands, and United Kingdom sites are presented as discontinued operations for 2008.  For additional information, see Note 2, "Discontinued Operations", to the Company's unaudited consolidated financial statements in Part I, Item 1 of this Quarterly Report on Form 10-Q.

(2)	For all periods presented, the interest component of rental expense is estimated to equal one-third of such expense.

(A)
Due to decreased earnings reported for first quarter 2009, the coverage ratio is less than 1x.  To achieve a coverage ratio of 1x, additional pre-tax earnings of $6 million would have been required for first quarter 2009.

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